Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

Three Months Ended September 30,		Fiscal Year Ended June 30,
	2010	2010	2009	2008	2007	2006

Earnings (a):
Earnings from continuing operations before income taxes	$7,230	$25,013	$19,821	$23,814	$20,101	$18,262
Add: Fixed charges	58	207	88	151	271	331
Add: Cash distributions from equity method investments	7	14	85	10	0	51
Subtract: Income from equity method investments	5	18	81	62	62	(161)

Total Earnings	$7,290	$25,216	$19,913	$23,913	$20,310	$18,805

Fixed Charges (b):
Interest expense	$39	$146	$38	$106	$230	$295
Capitalized debt related expenses	6	5	0	0	0	0
Interest component of rent expense	13	56	50	45	41	36

Total Fixed Charges	$58	$207	$88	$151	$271	$331

Ratio of Earnings to Fixed Charges	126	122	226	158	75	57

(a)

Earnings represent earnings from continuing operations before income taxes and before income (losses) from equity method investments plus: (1) fixed charges; and (2) cash distributions from equity method investments.

(b)

Fixed charges include: (1) interest expense; (2) capitalized debt issuance costs; and (3) the portion of operating rental expense which management believes is representative of the interest component of rent expense.